October 13, 2006

MAIL STOP 0511

via U.S. mail and facsimile

Todd Larsen, CEO
First Corporation
254 – 16 Midlake Boulevard
Calgary, AB T2X 2X7

RE: **First Corporation**
Form SB-2, Amendment 6
Filed September 18, 2006
File No.: 333-122094

Dear Mr. Larsen:

We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We reissue prior comment one from our letter dated August 21, 2006. Please add back page numbers to the prospectus.

Use of Proceeds

2. Reconcile the offering expenses in the use of proceeds table with the disclosure in part II of the registration statement.

3. We reissue prior comment four from our letter dated August 21, 2006. Provide more specificity regarding the allocation of funds for phase two. Indicate in the

table how the costs of phase two will be allocated. We also note the disclosure that the amount allocated for phase two is an estimate. Provide clear disclosure as to those circumstances that would result in a change in the allocation of the proceeds to phase two and clearly state how the allocation would change.

4. We reissue prior comment five from our letter dated August 21, 2006. The amount after deducting offering expenses appears to be $266,000 rather than $256,000. Also, the one year's working capital appears incorrect. Lastly, the amount included in the first column continues to be more than the $266,000 after offering expenses. Please revise the table accordingly.

Plan of Distribution

5. We reissue comment nine from our letter dated August 21, 2006. We note that the officers and directors will rely upon Rule 3a4-1(a)(4)(iii) in participating in this offering. Given the very limited activities to be undertaken by these individuals in connection with this offering, please include a detailed discussion of how they will conduct this offering.

6. Clearly disclose how the offering expenses will be paid if you are unable to raise the minimum in this offering and the officers and directors do not satisfy these expenses. Add a risk factor, as you will still have selling shareholders offering securities and the risk would be material to them.

Directors, Executive Officers, Promoters and Control Persons

7. Clearly disclose the amount and percent of time each officer will devote to First Corp.

8. We reissue prior comment 11 from our letter dated August 21, 2006. Disclose the exemption relied upon in the resale of these securities and the facts supporting reliance upon the exemption. Explain how the resales complied with Rule 144 or why Rule 144 did not apply to these transactions.

Plan of Operations

9. For each milestone clarify when you plan to commence each step.

10. We reissue comment 13 from our letter dated August 21, 2006. Please provide a detailed discussion of the activities to be undertaken in phase two.

11. Provide the estimated expenses associated with each milestone in phase 2 and when you plan to commence and complete each milestone in phase 2.

12. We reissue prior comment 15 from our letter dated August 21, 2006. Clarify whether or not you will limit yourself to "mineral exploration" if you decide to seek other business opportunities. If not, please disclose the other kinds of business opportunities you will seek. Explain why you mention "oil and gas" exploration. Will that be the focus or will you be open to any business opportunities? We may have further comment.

13. Please explain how you determined the working capital as of August 31, 2006.

Financial Statements

14. .

Part II
Item 26. Recent Sales of Unregistered Securities

15. Provide the exemption for the shares issued at incorporation, the October 12, 2004 transaction and the stock splits.

16. Provide the basis for relying on each exemption for each offering.

17. Discuss the sophistication of the investors in each offering.

18. Clarify the number of investors in the October 5, 2004 transaction.

Undertakings

19. Please provide the undertakings required by Item 512(a)(4) and Item 512(g) of Regulation S-B or explain why they are not required.

Signatures

20. The chief financial officer must also sign the registration statement, in addition to the controller or principal accounting officer. See Instruction 1 under "Signatures" to Form SB-2.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Joseph Emas By facsimile to 305-531-1174